Exhibit (n)(2)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Goldman Sachs BDC, Inc.

We have audited the consolidated financial statements of Goldman Sachs BDC, Inc. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 referred to in our report dated February 28, 2017 appearing in the accompanying registration statement on Form N-2. In our opinion, the senior securities table of Goldman Sachs BDC, Inc. as of December 31, 2016, 2015 and 2014 appearing on page 109 of this Form N-2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 28, 2017